December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (972) 348-5330

Edward J. Heffernan
Executive Vice-President and Chief Financial Officer
Alliance Data Systems Corp.
17655 Waterview Parkway
Dallas, TX 75252

> **Re:** **Alliance Data Systems Corp.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 1-15749**

Dear Mr. Heffernan:

      We have reviewed your response letter dated October 12, 2007 and have the following comment. Please respond to our comment by December 26, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We reissue comments eight, nine and twelve from our letter dated August 21, 2007. Please disclose the targets or provide us with a detailed analysis for your conclusion that disclosure of the targets would result in competitive harm.

      Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel